Ilija Huljev
44-70 21st street
Suite 281
Long Island City, NY

Board of Directors
APOTHEKA SYSTEMS INC.
468 N Camden
Drive Suite 200
Beverly Hills, CA 90210

I have audited the accompanying comparative balance sheet for APOTHEKA SYSTEMS INC. as of June 30, 2021 and the related statement of income, statement of cash flow and statement of shareholder's equity for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for our report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

DocuSigned by:
Ilija Huljev

Ilija Huljev,

CPA

11/17/2021

APOTHEKA

BALANCE SHEET

As of 2019 to 2021

	2019	2020	2021
ASSETS			
Cash & cash Equivalents	$7,998.00	$1,364.00	$37,928.00
DENNIS MALIANI - ADVANCE	$1,495.00	$925.00	$1,925.00
INTERVALLO CONSULTING GROUP	$0.00	$0.00	$58,144.00
Total Assets	**$9,493.00**	**$2,289.00**	**$97,997.00**
OWNERS EQUITY:			
OWNER`S EQUITY	-$59,060.00	-$70,969.00	-$82,502.00
NET INCOME	-$11,908.00	-$11,533.00	$103,743.00
NET EQUITY	**-$70,969.00**	**-$82,502.00**	**$21,241.00**
LIABILITIES:			
Long term liabilities:			
INTERVALLO CONSULTING GROUP	80462	68856	0
BOA CC 2847	0	15935	13881
CROWD FUNDING LIABILITY	0	0	62875
Total Liability & Equity	**$9,493.00**	**$2,289.00**	**$97,997.00**

APOTHEKA

INCOME STATEMENT

As of 2019 to 2021

PARTICULARS	2019	2020	2021
SERVICES INCOME	$7,494.00	$11,970.00	$105,440.00
UNCATEGORISED INCOME	$0.00	$0.00	$0.00
TOTAL	**$7,494.00**	**$11,970.00**	**$105,440.00**
EXPENSES :			
PLATFORM SOFTWARE DEVELOPMENT	$19,402.00	$18,179.00	$0.00
BANK CHARGES	$0.00	$1,554.00	$939.00
INSURANCE EXP	$0.00	$587.00	$0.00
ADVERTISEMENT	$0.00	$1,254.00	$0.00
MEALS & ENTERTAINMENTS	$0.00	$304.00	$0.00
OFFICE EXP	$0.00	$1,042.00	$99.00
TRAVEL EXP	$0.00	$581.00	$0.00
TAXES & LICENSES	$0.00	$0.00	$659.00
TOTAL	**$19,402.00**	**$23,503.00**	**$1,697.00**
NET PROFIT	**-$11,908.00**	**-$11,533.00**	**$103,743.00**

APOTHEKA

CASH FLOW STATEMENT (JAN 2021 - JUNE 2021)

CASH FLOW FROM OPERATING ACTIVITIES

NET INCOME AS PER INCOME STATEMENT	$103,742.89
LESS : DECREASE IN CHASE CREDIT CARD	($2,053.89)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$101,689.00**

CASH FLOW FROM INVESTING ACTIVITIES

CASH FLOW FROM FINANCING ACTIVITIES

LOAN GIVEN TO INTERVALLO CONSULTING GROUP	($127,000.00)
WITHDRAWAL BY OWNER	($1,000.00)
CROWD FUNDING LIABILITY	$62,875.41
NET CASH USED IN FINANCING ACTIVITIES	**($65,124.59)**

NET INCREASE IN CASH AND CASH EQUIVALENTS	**$36,564.41**
CASH BALANCE AT BEGINNING OF PERIOD (JAN 01ST)	$1,364.05
CASH BALANCE AT END OF PERIOD (JUNE 30TH)	**$37,928.46**

APOTHEKA

STATEMENT OF CHANGE IN EQUITY (JUNE 2021)

OPENING BALANCE	($82,501.79)
EARNINGS DURING 6 MONTHS	$103,742.89
CLOSING BALANCE (JUNE 30TH)	**$21,241.10**

Ilija Huljev
44-70 21st street
Suite 281
Long Island City, NY

APOTHEKA SYSTEMS INC.
Notes to Financial Statements

This summary of significant accounting policies of APOTHEKA SYSTEMS INC. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

NOTE 1 – GENERAL

1. APOTHEKA SYSTEMS INC. (hereinafter - "the company") was incorporated in September 2018 and began its activities in January 2019. The financial statements as represented are the half year mark for the 2021 fiscal year.

2. The company's activity is software as a service for the healthcare industry.

3. As of June 30 2021 The Company's capital deficit of $82,502 has been offset by the 2021 income year to date. The company is still in the process of acquiring reliable business.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Method of Accounting

The Company's policy is to maintain it books using the cash method of accounting. Under the cash method of accounting, revenue is recognized when payment is received, and expenses are recognized when paid for. The accompanying financial statements are prepared in accordance with Generally accepted accounting principles ("US GAAP") in the United States of America.

Revenue Timing and Breakout

The Company receives its revenue on a monthly basis from its main contract with Luminous Technology Group, Inc. Hours performed consulting are tallied by the vendor and the cash is released to The Company at the end of each month, net of their fees. For this reason, cash inflows usually only occur on a monthly basis whereas outflows occur continuously. For the Income Statement June 31, 2021, sales from Luminous Technology Group, Inc. represented 100% of all sales.

The Company can anticipate future revenue from signed contracts with the following vendors:
- Health Centurion – worth $7,578
- Pacific Stemcell – worth $6,175
- Stem Cell Therapeutics LA – worth $1,319

The Company is also pursuing contracts with the following vendors:
- 3M (mmm.com)
- HCL America INC.
- LA Unified School Districts
- Luxe Hotels NY
- Parsons Transportation Group INC
- Phillips International
- San Diego Health Connect
- Zendy Health

Cost of Sales

The Company does not incur Cost of Sales for its services.

Cash and Cash Equivalents

The Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

NOTE 3 – COMMON STOCK AND PREFERRED STOCK

There are currently 2 classes of common stock, series A and Series B, and one class of preferred stock. The Corporation shall have the authority to issue: 10,000,000 shares of Common Stock Class A, $0.001 par value per share ("Common Stock A"), 1,000,000 shares of Common Stock Class B, $0.001 par value per share ("Common Stock B") and 1,000,000 shares of Preferred Stock. The Authorized shares that have been issued and outstanding are 9,000,000 Common stock A and 130,000 Common Stock B as of 11/11/2019.

NOTE 4 – RELATED PARTY TRANSACTION

On the reporting date, The Company has paid Intervallo Consulting Group in excess of $58,144 in relation an a loan Intervallo Consulting Group has supplied in a previous period. This results in a receivable for The Company from Intervallo Consulting Group. The owner of Intervallo Consulting Group is a major shareholder in the company. The amounts due to the related parties are unsecured, and non- interest bearing, with no set terms of repayment.